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NEWS RELEASE

         SAPURAACERGY JOINT VENTURE AWARDED $175 MILLION KIKEH PIPELINE
                     DEEPWATER INSTALLATION CONTRACT IN ASIA

London, England - July 16, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today that Murphy Sabah Oil Co had awarded a contract for the Kikeh Gas Pipeline Project to TL Offshore Sdn. Bhd. The deepwater pipeline installation part of this contract will be performed by the Sapura 3000 deepwater pipelay vessel which is owned by the SapuraAcergy joint venture. The contract is for the construction of the gas export pipeline from the deepwater Kikeh field offshore Malaysia to the onshore Labuan Gas Terminal.

The Kikeh export pipeline contract involves the complete engineering, procurement, installation and commissioning of a 138 kilometre 12-inch diameter export pipeline which will be installed in water depths up to 1,350 metres, from the Kikeh field to the onshore gas terminal at Labuan. The contract includes the linepipe procurement and coating, pipeline landfall works, the installation of a deepwater pipeline end manifold and an in-line tee for the future tie-in of the Kinabalu East/Deep Platform. The Kikeh field is the first deepwater development in Malaysia. A letter of intent for this work was received by TL Offshore Sdn. Bhd. ten months ago, enabling engineering and procurement work to progress. The offshore installation is scheduled to commence in the third quarter of 2007. This project will be managed from the project headquarters in Kuala Lumpur.

This project will be accounted for in the joint ventures line in the Acergy accounts. For this reason, the value of this award, when at the letter of intent stage, has not been included in the Acergy pre-backlog.

Bruno Chabas, Acergy Chief Operating Officer said "The SapuraAcergy joint venture is a Malaysian company that was set up with a long-term vision of the rapid growth of Malaysia as an emerging deepwater offshore engineering and construction market. With the importance of this market in mind, the Sapura 3000 deepwater pipelay and heavy lift ship is Malaysian owned and is managed by a project team in Kuala Lumpur.

The Kikeh export line contract is the first deepwater pipeline award for TL Offshore Sdn. Bhd. and its SapuraAcergy joint venture and for the new build Sapura 3000, which is currently being fitted out in Singapore and is due for delivery late this year. This project is typical of the deepwater construction projects emerging in Asia for which we are now strategically well placed with our joint venture company. We are growing our project management and engineering abilities and we have invested in other high specification assets which will be dedicated to the Asia and Middle East market."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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CONTACTS:
Julian Thomson / Karen Menzel
Acergy S.A.
UK +44 207 290 1743 / 1744
julian.thomson@acergy-group.com / karen.menzel@acergy-group.com
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